

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

July 31, 2017

Scott Crane
President and Chief Executive Officer
Rave Restaurant Group, Inc.
3551 Plano Parkway
The Colony, Texas 75056

> **Re:** **Rave Restaurant Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 26, 2017**
> **File No. 333-219483**

Dear Mr. Crane:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director
Office of Consumer Products